Filed by Superconductor Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No.: 333-256138

Subject Company: Allied Integral United, Inc. (“Clearday”)

Date: July 20, 2021

July 20, 2021

Dear Superconductor Stockholder:

We would like to take this opportunity to introduce Clearday. It is our intent to develop a premier healthcare services company that supports elder Americans. Enclosed is the Joint Proxy and Consent Solicitation Statement / Prospectus (or Proxy) that discusses Clearday’s proposed merger with Superconductor and information about Clearday, including our businesses and information about the growing need for care for elder Americans. Clearday believes we can provide pathways to better care experiences. Clearday’s website is at mycleardy.com. Please note that the information contained on Clearday’s website does not constitute part of the joint proxy and consent solicitation statement/prospectus. Please review the enclosed Proxy, and also please note the additional information in the Proxy regarding the “true up shares” on the first page of the attached document under “Explanatory Note”, including the example that summarizes the combined effect of the Reverse Stock Split Proposal and the issuance of the true up shares. As explained in that section, each Superconductor stockholder (other than a dissenting stockholder) will hold, immediately after the merger, not less than approximately 46% of the number of shares of Superconductor Common Stock that such stockholder held immediately prior to the closing of the merger. For example, if a Superconductor stockholder has 500 shares of Superconductor Common Stock as of immediately prior to the closing of the merger, that stockholder will own no less than 232 shares of Superconductor Common Stock immediately after the merger is closed. Although on a stand-alone basis the reverse stock split is nominally at a higher ratio, taking into account both the “true-up shares” and the reverse stock split, their combined effect is equivalent to a reverse stock split that is not more than approximately 2.17 to 1. In the aggregate, the stockholders of STI will own approximately 3.6% of the total shares of the combined company, on a fully diluted basis as determined by the merger agreement, as of immediately after the merger is closed.

Clearday looks forward to the proposed merger and having the Superconductor stockholders as our stockholders.

Best regards,

James T. Walesa
President and Chief Executive Officer

For assistance with voting your shares, please contact Superconductor’s proxy solicitor Advantage Proxy, Inc. toll free at 1-877-870-8565, collect at 1-206-870-8565 or by email to ksmith@advantageproxy.com.

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Important Additional Information and Where to Find It

This filing is being made in connection with a proposed business combination (the “Merger”) involving Superconductor and Allied Integral United, Inc. (“Clearday”). In connection with the proposed transaction between STI and Clearday, the parties have filed relevant materials with the SEC, including a STI registration statement on Form S-4 that contains a combined proxy statement/prospectus/consent solicitation statement. INVESTORS AND STOCKHOLDERS OF STI AND CLEARDAY ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLEARDAY, THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Superconductor with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Superconductor with the SEC by contacting Superconductor by mail at Superconductor Technologies Inc., 9101 15511 W State Hwy 71, Suite 110-105Austin, TX 78738, (512) 650-7775, Attention: Corporate Secretary. Investors and stockholders are urged to read the definitive proxy statement and information statement and final prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote, consent or approval by the holders of any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Superconductor and its directors and executive officers and Clearday and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Superconductor in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the definitive proxy statement and information statement and final prospectus contained in the registration statement referred to above. Additional information about Superconductor’s directors and executive officers is included in Superconductor’s definitive proxy statement filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Superconductor at the address above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Superconductor, Clearday, the proposed Merger, and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Superconductor, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Superconductor and Clearday to consummate the Merger; risks related to Superconductor’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Superconductor’s likely need to file for bankruptcy if the Merger is not timely approved and consummated; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of Superconductor or Clearday to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; regulatory requirements or developments; changes in capital resource requirements; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Superconductor’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Superconductor can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Superconductor undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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